Priced In Corp
6110 Coxswain Crescent
Toronto, ON
Canada L5V-2Z8

February 12, 2013

VIA EDGAR

Gabriel Eckstein
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:         Priced In Corp
Registration Statement on Form S-1
Filed November 13, 2012
File No. 333-184897

Dear Ms. Eckstein:

We hereby submit the responses of Priced In Corp (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated December 10, 2012, to Ken-Muen Le of the Company in regard to the above-referenced Registration Statement on Form S-1 filed on November 13, 2012 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 1 to the Form S-1 (“Amendment No. 1”), filed with the Securities and Exchange Commission on February [__], 2013.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: No written communications, as defined in Rule 405 under the Securities Act, were presented to potential investors in reliance on Section 5(d) of the Securities Act by us or any anyone authorized to do so on our behalf.  No research reports about us were published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933.

2.
Revise to include dilution information pursuant to Item 6 of Form S-1 and Item 506 of Regulation S-K. In addition, please ensure that you provide dilution information assuming 25%, 50%, 75% and 100% of the shares are sold in the offering.

Response: We have included the dilution information pursuant to Item 6 of Form S-1 and Item 506 of Regulation S-K, including dilution information assuming 25%, 50%, 75% and 100% of the shares are sold in the offering.

Cover Page

3.
Please revise the table here and elsewhere in your prospectus to present proceeds on a net basis by excluding offering costs. Refer to Item 501(b)(3) of Regulation S-K. Also tell us how you calculated the offering costs of $25,000. We note that the estimated expenses of the offering on page II-1 total $45,027.

Response: We have revised the table on the cover page and in other locations in the prospectus to present proceeds on a net basis after excluding offering costs.  We have revised our estimated offering costs to approximately $29,000.

4.	Please disclose the information required by Item 501(b)(8)(iii) of Regulation S-K regarding the lack of arrangement to place funds in escrow, trust, or similar account.

Response: We have disclosed the information required by Item 501(b)(8)(iii) of Regulation S-K regarding the lack of arrangement to place funds in escrow, trust, or similar account on the Cover Page of the prospectus.

Table of Contents

5.
We note that you refer to a 25-day prospectus delivery period. Please note that the delivery period for your offering is 90 days since you are not currently subject to the reporting requirements of the Exchange Act and your security is not listed on a registered national securities exchange or authorized for inclusion in an electronic inter-dealer quotation system. Refer to Securities Act Rule 174.

Response: We have revised the date of the prospectus delivery accordingly.

Summary Information

Priced In Corp., page 1

6.
Your Certificate of Amendment to change your name that is included as Exhibit 3.2 shows that it was filed on April 24, 2012. Please reconcile the filing date with the date in the second sentence in this section and on page 15.

Response: We have revised the prospectus to state that the filing date of the Certificate of Amendment is April 24, 2012.

Summary of the Offering by the Company, page 2

7.
The description of the Use of Proceeds differs from the disclosure on the cover page and in the table on page 12 of your prospectus. For example, you state that the expenses of the offering are estimated at $15,000. Additionally, the amounts indicated here that you plan to spend on professional fees and administrative expenses if you sell 5,000,000 shares are inconsistent with the amounts indicated in the table you present on page 12. Please revise.

Response: We have reconciled with the description of the Use of Proceeds in the Summary of the Offering with the description on page 12 of the prospectus.

Risk Factors, page 3

8.	Please tell us what consideration you gave to including a risk factor regarding the lack of experience of your officers in running a group buying website.

Response: We have added a risk factor on page 8 relating to the lack of the managing in running a website relating to group buying.

9.
It appears that you may be considered a shell company as defined in Securities Act Rule 144(i). Please tell us what consideration you gave to adding a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares.

Response:   We have revised to add a risk factor on page 8 that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares.

Our President and Vice-President Have Full Time Jobs…, page 5

10.
It does not appear that either of your executive officers is subject to an employment agreement specifying the number of hours that they are required to work. Please expand your risk factor to disclose, if true, that your executives are not required to work a specific number of hours. In addition, rather than disclose the maximum number of hours that each officer may work, e.g., up to 20 hours per week, please disclose the average number of hours each officer expects to work on a weekly basis.

Response: We have revised this risk factor to disclose that our executives are not required to work a specific number of hours and to disclose the average number of hours that they expect to work per week on company matters.

As There is No Minimum…, page 5

11.
Your statement in this risk factor and on page 18 indicating that if you sell less than 25% of the 20,000,000 shares you will not be able to implement your business plan appears inconsistent with the statement on page 1 that you need to sell a minimum of 50% of the shares being offered to develop the next version of your website. Please advise or revise. Also include, as appropriate, any clarifying disclosure under your Use of Proceeds section on page 12.

Response: We have revised this risk factor to state that we will need to sell a minimum of 50% of the shares being offered to implement our business plan.  We also added clarifying disclosure to the Use of Proceeds Section.

Since Our Company’s Directors…, page 6

12.	Please clarify in the second paragraph what you mean by “impact of corporate transactions on the timing of business operations.”

Response:  We have revised this sentence to clarify this statement.

We are an “Emerging Growth Company”…, page 7

13.
Please consider describing here and on page 18 the extent to which any of the exemptions that you describe are available to you as a smaller reporting company. For example, as a smaller reporting company you are not required to provide an attestation report or a discussion and analysis of your compensation. Refer to Regulation S-K Items 308(b) and 402(m).

Response: We have included disclosure in this risk factor and on page 18 describing the extent to which the exemptions that we describe as an “emerging growth company” are also available to us as a smaller reporting company.

Use of Proceeds, page 12

14.
Please tell us, with a view to disclosure, why the line item titled “[l]egal, accounting, transfer agent” increases with the number of shares sold as it would appear that this amount would be fixed regardless of the size of the offering. In this regard, we note that the $25,000 offering expense noted in this section does not appear to vary with the number of shares sold.

Response: We have revised our estimates to indicate that the “[l]egal, accounting, transfer agent” would be $5,000 regardless of the number of shares sold. We have also reconciled the offering expenses throughout the amendment.

15.
You disclose in the second paragraph under the caption Business Development on page 15 that you will determine how to allocate proceeds after completion of the offering.  Because the offering can last up to 180 days, please disclose how you plan to hold any offering proceeds received before the offering terminates.

Response: We have added disclosure in the Use of Proceeds section and under the caption “Business Development” to indicate that proceeds of the offering will be held in the Company’s general business account and may use the proceeds of the offering before the offering ends if management believes it is in the best interests of the Company.

Description of Securities

General, page 13

16.	Refer to the last sentence in this section. Your charter documents do not appear to authorize the issuance of preferred stock. Please advise or revise.

Response: We have removed any reference to preferred stock.

Voting Rights, page 13

17.
You state in the last sentence that actions can be taken by written consent if the consent is signed by “not less than the minimum number of votes that would be necessary to authorize” the action at such a meeting. Please clarify how this differs from Article I Section 7 of your bylaws, which requires at least a majority of the voting power.

Response: We have revised the disclosure in the section under the caption “Voting Rights” to conform with the language in our bylaws.

Description of Business

Business Development, page 15

18.
The description of your business suggests that you currently have business operations. For example, you state that you “currently operate a website” and that you compete with other similar websites. Elsewhere in your document, however, you state that you plan to operate a website and that your URL is not yet operational. Please revise this section so that it clearly and accurately articulates the development status of your business. In addition, disclose the steps necessary for you to begin operations and when you plan to begin operations.

Response: We have revised the disclosure in this section to clarify that our website is not currently operational and that the description of the website in the Business Development section is how we would like our website to operate if and when it has been developed.  We have disclosed the steps necessary for us to begin operations and when we plan to begin operations.

19.
On page 1 of your prospectus, you refer to the “next version of [y]our website.” Please ensure that you provide a description of your current version, including its material features, why it is not currently in operation, and how it differs from the version that you intend to develop. Further, clarify, if true, that the discussion in the last paragraph on page 15 refers to the next version of your website.

Response: We have revised our disclosure to indicate that we do not have an operational website and that need to develop the website.

20.
You state on page 8 that the popularity of group buying websites has declined considerably recently. On page 16 of the business description where you discuss market opportunity, you state that the group buying space will continue to grow. Please reconcile these two statements and clarify in the business section why you are pursuing business in a market you consider to be declining. In this regard, consider describing any competitive advantages you expect to have or any business conditions you believe will benefit your business.

Response: We have revised the disclosure in the Market Opportunity section and the risk factor on page 8 regarding the popularity of group buying websites to reconcile the two statements and to indicate why we are pursuing business in this market.

Employees and Employment Agreements, page 17

21.
Refer to the last sentence of the first paragraph. Please disclose the objective criteria used to determine “the success of this offering,” which criteria will dictate whether Messrs. Le and Maguire will increase the hours devoted to the company.

Response: We have revised the disclosure in this section to indicate the criteria that will dictate whether Messrs. Le and Maguire will increase the number of hours that each devotes to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 18

22.	Both the amounts and the description of the use of proceeds differ from the disclosure in your table on page 12. Please revise for consistency.

Response: We have revised the table on page 18 for consistency.

23.
In the second paragraph below the table you disclose the website address www.odesk.com. Please note that when you include a uniform resource locator, or URL, to a website that is not your own, the information on that website must also be filed as part of your document. Refer to Release No. 33-7856 footnote 41 and include this information as part of your prospectus or revise to remove the URL.

Response: We have removed the URL from the prospectus.

Capital Resources and Liquidity, page 20

24.
Please disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance. In addition, please include risk factor disclosure, as warranted.

Response:  We have revised to disclose on page 20 that we will be able to conduct our planned operations using currently available capital resources for nine months. We have also revised to include a risk factor on page 4 to disclose the relevant risks associated with our limited currently available capital resources.

Directors, Executive Officers, Promoters and Control Persons

Business Experience, page 21

25.
Please provide the information required by Regulation S-K Item 401(e) regarding the specific experience or skills that lead to the conclusion that Messrs. Le and Maguire should serve as directors in light of your business and structure.

Response: We have added information about the specific experience and skills of Messrs. Le and Maguire that lead to the conclusion that they should serve as directors in light of our business and structure.

Executive Compensation, page 23

26.
Refer to the second paragraph. The compensation table provides information through January 31, 2012. You state on page 15 and elsewhere that you have a September 30 fiscal year end. You are therefore required to provide executive compensation disclosure for the full fiscal year ended September 30, 2012. Please revise accordingly. This comment also applies to the Director Compensation table.

Response: We have revised the executive compensation table so that refers to the fiscal year ended September 30, 2012.  We have removed the director compensation table.

Director Compensation, page 24

27.
Please tell us how you determined that your charter documents limit indemnification where an officer or director acted in good faith and against all expenses incurred if he is successful on the merits. Cite all authority on which you rely.

Response: We have revised the description of the Company’s indemnification of officers and directors to conform with our charter documents.

Recent Sales of Unregistered Securities, page II-1

28.	Please tell us which provision of your charter documents authorizes the issuance of 200,000,000 shares of common and 100,000,000 shares of preferred or revise as appropriate.

Response: We have revised the disclosure in this section to conform with our charter documents.

29.	Please disclose the exemption upon which you relied to issue the shares to Mr. Maguire. Refer to Regulation S-K Item 701(d).

Response: We have disclosed the exemption under which we relied on to issue the shares to Mr. Maguire.

Exhibit 5.1

30.
Since your offering does not involve selling shareholders, please file a revised opinion that does not refer to selling shareholders and that opines on shares issued by a corporation. Refer to Section II.B.1.a of Staff Legal Bulletin No. 19 (October 14, 2011), available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

Response: We have filed a revised opinion that opines on shares issued by the corporation.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ken-Muen Le
Ken-Muen Le
President